Exhibit 6.12

Beamed Energy Launch System (BELS) Program Planning Project

Statement of Work (SOW)

Directed To:

EarthTech International, Incorporated

August 17, 2018

Table of Contents

Introduction/Background	2

Scope of Work	2

Period of Performance	2

Place of Performance	2

Work Requirements	2

Schedule/Milestones	3

Acceptance Criteria	3

Other Requirements	4

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Introduction/Background

The use of beamed energy propulsion to launch small spacecraft into low Earth orbit offers the possibility of dramatic launch cost reductions compared to conventional rockets. The Air Force Research Laboratory (AFRL) Propulsion Directorate has performed extensive theoretical and proof of concept experiments, demonstrating viability of the concept. Despite promising results, the study was terminated. However, the dramatic surge in cube satellite (cubesat) use, combined with the desire for dramatically lower launch costs with increased launch flexibility, opens the opportunity for a Beamed Energy Launch System (BELS) development and transition to an operational system.

To The Stars Academy (TTSA) seeks to outsource to EarthTech International, Incorporated (ETI) a project to define a comprehensive program plan to develop an operational BEP launch system.

Scope of Work

The scope of work for the BELS effort is to define the program plan for requirements development, analysis, experimentation, risk reduction efforts, demonstrations, operational system development, and initial fielding of a BELS cubesat launch system development program. It is desired to have a technology demonstration within 18 months of contract award, a suborbital launch demonstration within 48 months of original contract award, and orbital demonstration within 8 years of original contract award. ETI will be responsible for the execution of all tasks. ETI is expected to define and execute a plan that reduces technical and funding expenditure risk. Specific deliverables and milestones will be listed in the Work Requirements and Schedules and Milestones sections of this SOW.

Period of Performance

The total period of performance for the BELS effort is 2 months, beginning on August 17, 2018 through October 17, 2018. All work must be scheduled to complete within this timeframe. Any modifications or extensions will be requested through TTSA and ETI contracting officers for review and discussion.

Place of Performance

ETI will perform the work at its own facility or a subcontracted facility as required. ETI will be required to hold a brief video-teleconference once per week (day and time TBD) for a weekly status meeting. Additionally, all major reviews will be held at ETI’s facility. ETI will provide and arrange for meeting spaces within its facility for all required meetings.

Work Requirements

As part of the BELS, ETI will be responsible for performing all tasks. The following is a list of tasks which will result in the successful completion of this project:

Task 1 – Kickoff:

-	ETI will create a detailed project execution project plan
-	ETI will present project plan to TTSA for approval at Kickoff

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Task 2 – Program Planning Effort:

-	ETI will work with TTSA to gather requirements and establish metrics
-	ETI will develop a comprehensive program plan that spans phases for requirements development, conceptual design, preliminary design, detail design, fabrication, system integration, and test for the cubesat launch system including launcher and ascent vehicle. The program plan will include:
o	An integrated Master Schedule with phase definitions, decision offramps, and major milestones with expected accomplishments
o	Resource requirements including funding, headcount, facilities, certifications, environment documents, flight clearances, etc.
o	Work scope to be subcontracted (no contractor identification is necessary for this effort)
o	Identification of major technical and programmatic risks
o	Identification of any Government Furnished Information or Government Furnished Equipment
-	ETI will present written status at weekly meeting
-	ETI will present the results of the task at the project completion review

Task 3 – Final Project Review

-	ETI will hold an on-site, comprehensive final review of the BELS Program Plan
-	ETI will submit a final report summarizing findings from the project

Schedule/Milestones

The below list consists of the initial milestones identified for the Materials Assessment Project:

RFP/SOW Release	August 17, 2018
Response Due	10 working days after RFP release
BELS Plan Review/Kickoff	TBD
Project Completion Review	TBD
Project Closure	TBD

Acceptance Criteria

For the BELS Project, the acceptance of all deliverables will reside with TTSA’s Aerospace Division Director. The Aerospace Division Director will maintain a small team of advisors in order to ensure the completeness of each stage of the project and that the scope of work has been met. Once a project task is completed and ETI provides their report for review and approval, the Aerospace Division Director will either sign off on the approval or reply to ETI, in writing, advising what tasks must still be accomplished.

Once all project tasks have been completed, the project will enter the handoff/closure stage. During this stage of the project, ETI will provide their project closure report and project task checklist to TTSA’s Aerospace Division Director. The acceptance of this documentation by TTSA’s Aerospace Division Director will acknowledge acceptance of all project deliverables and that ETI has met all assigned tasks.

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Any discrepancies involving completion of project tasks or disagreement between TTSA and the ETI will be resolved by executive leaders from each respective company.

Other Requirements

The program funding is capped at $25,000.

TTSA expects only a task-level cost proposal to enable contract award.

Payment Schedule: 50% at contract award, 50% at contract completion.

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Acceptance

Approved by:

/s/ Stephen Justice	Date:	August 19, 2018

Stephen Justice

COO & Aerospace Division Director

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